OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

NATIONSHEALTH, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
63860C100
(CUSIP Number)
RGGPLS, LLC
13650 N.W. 8th St., Suite 109
Sunrise, Florida 33325
Tel. (954) 903-5000

with a copy to:
Ira Coleman, Esq.
McDermott Will & Emery LLP
201 South Biscayne Boulevard
Miami, FL 33131
Tel. (305) 358-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: RGGPLS, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
34-2028098

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,619,612 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,428,017 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,619,612 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

61.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: RGGPLS Holding, Inc. Stock Bonus Plan and Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,245,923 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,245,923 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,245,923 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: Glenn M. Parker, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		86,043

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,619,612

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,436,043 shares

WITH	10	SHARED DISPOSITIVE POWER:

10,428,017 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,705,655 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

61.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: Lewis P. Stone

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		73,248 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,619,612 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		73,248 shares

WITH	10	SHARED DISPOSITIVE POWER:

10,428,017 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,692,860 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

61.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: Robert Gregg

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,619,612 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

10,428,017 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,619,612 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

61.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

THIS SCHEDULE 13D/A is filed by RGGPLS, LLC (reorganized from RGGPLS Holding, Inc.) (“RGGPLS”), the RGGPLS Holding, Inc. Stock Bonus Plan & Trust (the “Incentive Plan”), Robert Gregg, Lewis Stone and Glenn M. Parker, M.D. (collectively, the “Reporting Persons”). This filing shall serve to further amend the Schedule 13D filed by the Reporting Persons on September 10, 2004 and amended on January 11, 2005, March 14, 2005, July 12, 2005 and December 16, 2005.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented by adding the following information at the conclusion of the Section:
Distributions Pursuant to the terms of the RGGPLS Holding, Inc. Stock Bonus Plan & Trust
On June 1, 2006, upon the satisfaction of certain vesting conditions, the Incentive Plan transferred an aggregate of 141,719 shares of Common Stock, previously awarded, into the names of the Beneficiaries (as defined in the Incentive Plan) pursuant to Section 3(a) of the Incentive Plan (the “June 2006 Transfer”) and the terms of a Letter of Instruction from the Incentive Plan and its broker to Continental Stock Transfer & Trust Company describing the terms of the June 2006 Transfer to the Beneficiaries. On December 1, 2006, upon the satisfaction of certain vesting conditions, the Incentive Plan transferred an aggregate of 224,734 shares of Common Stock, previously awarded, into the names of the Beneficiaries (as defined in the Incentive Plan) pursuant to Section 3(a) of the Incentive Plan (the “December 2006 Transfer”) and the terms of a Letter of Instruction from the Incentive Plan and its broker to Continental Stock Transfer & Trust Company describing the terms of the December 2006 Transfer to the Beneficiaries.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) and (b). RGGPLS is the owner, with shared dispositive and voting power, of 10,428,017 shares of Common Stock, which represents 36.2% of the shares of Common Stock outstanding as of January 30, 2007. As a result of the rights granted to RGGPLS under the Incentive Plan, the stockholders agreement dated as of March 9, 2004, and amended as of June 2, 2004, by and among the Corporation, RGGPLS and GRH (the “Merger Stockholder Agreement”), the MHR Stockholder Agreement and the Parker Voting Agreement described in Item 4 above, RGGPLS may also be deemed the beneficial owner, with shared voting power, of an additional 1,245,923 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors and 1,350,000 shares held by Dr. Parker, respectively, for a total beneficial ownership of 17,619,612 shares of Common Stock, which represents 61.1% of the shares of Common Stock outstanding as of December 12, 2005.
As a result of the June 2006 Transfer and the December 2006 Transfer as described in Item 4 above, the Incentive Plan may be deemed the beneficial owner of, and has voting power over, 1,245,923 shares of Common Stock, which represents 4.3% of the shares of Common Stock outstanding as of January 30, 2007.
Glenn M. Parker, M.D., as a managing member of RGGPLS, may be deemed the beneficial owner, with shared dispositive and voting power, of 10,428,017 shares of Common Stock held by RGGPLS which represents 36.2% of the shares of Common Stock outstanding as of January 30, 2007. As a result of Dr. Parker’s position as a managing member of RGGPLS and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholder Agreement and the MHR Stockholder Agreement described in Item 4 above, Dr. Parker may also be deemed the beneficial owner, with shared voting power, of an additional 1,245,923 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH and 1,785,714 shares issued to the Investors. In addition, Dr. Parker owns 1,350,000 shares of Common Stock in his individual capacity, over which he shares voting control with RGGPLS pursuant to the terms of the Parker Voting Agreement, holds 20,669 shares of Common Stock over which he has sole voting and dispositive power, and holds currently exercisable options to purchase an additional 65,374 shares of Common Stock, for a total beneficial ownership of 17,705,655 shares of Common Stock, which represents 61.3% of the shares of Common Stock outstanding as of January 30, 2007.
Lewis P. Stone, as a managing member of RGGPLS, may be deemed the beneficial owner, with shared dispositive and voting power, of 10,428,017 shares of Common Stock held by RGGPLS which represents 36.2% of the shares of Common Stock outstanding as of January 30, 2007. As a result of Mr. Stone’s position as a managing member of RGGPLS and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholder Agreement, the MHR Stockholder Agreement and the Parker Voting Agreement described in Item 4 above, Mr. Stone may also be deemed the beneficial owner, with shared voting power, of an additional 1,245,923 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors and 1,350,000 shares of Common Stock held by Dr. Parker. In addition, Mr. Stone holds 7,874 shares of Common Stock over which he has sole voting and dispositive power and holds currently exercisable options to purchase an additional 65,374 shares of Common Stock, for a total beneficial ownership of 17,692,860 shares of Common Stock, which represents 61.2% of the shares of Common Stock outstanding as of January 30, 2007.
Robert Gregg, as a managing member of RGGPLS, may be deemed the beneficial owner, with shared dispositive and voting power, of 10,428,017 shares of Common Stock held by RGGPLS which represents 36.2% of the shares of Common Stock outstanding as of January 30, 2007. As a result of Mr. Gregg’s position as a managing member of RGGPLS and the rights granted to RGGPLS under the Incentive Plan, the Merger Stockholder Agreement, the MHR Stockholder Agreement and the Parker Voting Agreement described in Item 4 above, Mr. Gregg may also be deemed the beneficial owner, with shared voting power, of an additional 1,245,923 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan, 2,809,958 shares of Common Stock issued to GRH, 1,785,714 shares issued to the Investors and 1,350,000 shares of Common Stock held by Dr. Parker, for a total beneficial ownership of 17,619,612 shares of Common Stock, which represents 61.1% of the shares of Common Stock outstanding as of January 30, 2007.
The calculation of the foregoing percentages is based on information from the Corporation stating that there were 28,837,760 shares of Common Stock issued and outstanding as of January 30, 2007.
Other than as set forth above, no shares of Common Stock are beneficially owned by any of the Reporting Persons.
(c). On June 1, 2006, the June 2006 Transfer was made and on December 1, 2006, the December 2006 Transfer was made, both as described in Item 4 above, which descriptions are incorporated herein by reference.
(d). None.
(e). Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2007

RGGPLS, LLC
By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	Managing Member

/s/ Glenn M. Parker
Glenn M. Parker, M.D.

/s/ Lewis P. Stone
Lewis P. Stone

/s/ Robert Gregg
Robert Gregg

RGGPLS HOLDING, INC. STOCK BONUS PLAN AND TRUST
By:	RGGPLS, LLC as Trustee

By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	Managing Member